Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

September 24, 2020

VIA EDGAR

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: Goldenwell Biotech, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 3, 2020

File No. 333-236561

Dear Sir or Madam:

We submit the information in this letter, on behalf of our client, Goldenwell Biotech Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 25, 2020.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the Staff’s comments follow each staff comment.

Amendment No. 2 to Registration Statement on Form S-1 filed August 3, 2020

Our Company, page 2

1. We note your response to prior comment 3. However, the license agreements mentioned in your response appear to be different than the relationships pertaining to "the company is collaborating with R&D institutions in Beijing. In addition, the company has establish a long-term cooperative research and development relationship and a number of domestic and and foreign research and development institution" mentioned on your website. Please disclose, if material, the nature of the relationship, including whether the relationship is represented by a written agreement; and the nature of the obligations of the parties to the agreement, if any.

Company response: The Company has removed the referenced information on the Company’s website because it does not pertain to the Company’s current business plans.

Use of Proceeds, page 16

2. We note your response to prior comment 5. Please tell us, with a view to disclosure, whether the proceeds will be used to "[C]omplete the construction of a product line by the end of this year, and seven more product lines" that will be opened next year mentioned on your website. In this regard, we note that you do not mention the product lines in the amended registration statement.

Company response: The Company has removed the referenced information on the Company’s website because it does not pertain to the Company’s current business plans.

Exclusive Patent License Agreements, page 24

3. We note your response to prior comment 6. Please disclose the duration of the two license agreements mentioned in this section. Also, reconcile the reference to "patents" in the second paragraph of this section with the reference to one patent in Schedule A of the license agreement filed as exhibit 10.3.

Company response: The Company has revised the two paragraphs under the section titled “Exclusive License Agreements” on page 24, to disclose the remaining terms on the two referenced patent license agreements and reconcile the reference to patents in the second paragraph to Schedule A of the Patent License Agreement filed as Exhibit 10.3 to the Form S-1.

Compliance with Government Regulation, page 29

4. Please tell us with specificity where you revised the disclosure in response to prior comment 7.

Company response: The Company did not revise its disclosure in the Form S-1 but instead removed the text from the Company’s website referenced in prior comment number 7 from its website because it does not relate to the current operations of the Company.

5. We note that you deleted the disclosure that "[f]resh extracts from bitter melon may reduce the elevated levels of blood sugar glucose as found in various forms of diabetes" in response to prior comment 8. However, you still refer in the fifth bullet point on page 29 to the "complementary treatment to diagnosed diabetics" and still refer on your website to the complementary treatment and that "[f]resh extracts from bitter melon may reduce the elevated levels of blood sugar glucose as found in various forms of diabetes." Products that are intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease and/or intended to affect the structure or any function of the body are considered drugs under the Federal Food, Drug and Cosmetic Act and subject to FDA approval. Please revise to describe the FDA approval required for your products.

Company response: The Company has removed the referenced information on the Company’s website because it does not pertain to the Company’s current business plans.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo